UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019
Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486 and 333-228054), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CollPlant Biotechnologies Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares, which are not traded on any stock exchange, at the ratio of 1-for-50, such that each fifty (50) ordinary shares, par value NIS 0.03 per share, shall be consolidated into one (1) ordinary share, par value NIS 1.50. Concurrently with the reverse split, the Company will effect a corresponding change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that its ratio of ADSs to ordinary shares will change from one (1) ADS representing fifty (50) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. The first date when the Company’s ADSs will begin trading on the Nasdaq Capital Market after implementation of the reverse split and concurrent ratio change will be Monday, July 15, 2019.

Since the ADS to ordinary shares ratio is being reduced on the same proportionate basis as the reverse share split, no overall effect on the ADS share price is expected and no action is required by ADS holders.

The reverse split will reduce the Company’s registered share capital to 15 million ordinary shares and the number of outstanding ordinary shares to approximately 3.8 million ordinary shares.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share. No fractional new ADSs will be issued in connection with the change in the ADS ratio.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: July 11, 2019	By:	/s/ ERAN ROTEM
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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